Filed by Freightos Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Gesher I Acquisition Corp.

Commission File No. 001-40897

Date: December 16, 2022

The following is an email sent to certain email subscribers of Freightos Limited on December 16, 2022:

Hello,

This is an update that on December 9, 2022, Freightos Limited filed a registration statement on Form F-4 with the SEC as part of its planned business combination with Gesher I Acquisition Corp (GIAC).

The registration statement can be viewed on the SEC website using the link below.

View now (Redirects to SEC Website)

(https://www.sec.gov/Archives/edgar/data/1927719/000110465922125930/tm2223115-5_f4.htm)

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos has filed a registration statement on Form F-4 (the “Registration Statement”) with SEC which includes a preliminary proxy statement to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.